SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BNC BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05566T101
(CUSIP Number)

EZRA S. BERGER
AQUILINE CAPITAL PARTNERS LLC
535 MADISON AVENUE
NEW YORK, NY 10022
(212) 624-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

June 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101	Schedule 13D	Page 2 of 22

1	NAME OF REPORTING PERSONS

Aquiline BNC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

892,799(2)(3)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

892,799(2)(3)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

OO

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2) Aquiline BNC Holdings LLC also directly owns 1,804,566 shares of Series B Mandatorily Convertible Non-Voting Preferred Stock (“Series B Preferred Stock”), which is convertible into 1,804,566 shares of common stock, no par value (“Common Stock”) of BNC Bancorp (“BNC”) if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline BNC Holdings LLC on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 3 of 22

1	NAME OF REPORTING PERSONS

Aquiline Financial Services Fund (Offshore) L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

PN

(1) Aquiline Financial Services Fund (Offshore) L.P. is a member of Aquiline BNC Holdings LLC.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Financial Services Fund (Offshore) L.P. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 4 of 22

1	NAME OF REPORTING PERSONS

Aquiline Capital Partners GP (Offshore) Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

CO

(1) Aquiline Capital Partners GP (Offshore) Ltd. is the general partner of Aquiline Financial Services Fund (Offshore) L.P.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Capital Partners GP (Offshore) Ltd. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 5 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings (Offshore) L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

PN

(1) Aquiline Holdings (Offshore) L.P. is the sole member of Aquiline Capital Partners GP (Offshore) Ltd.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings (Offshore) L.P. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 6 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings GP (Offshore) Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

CO

(1) Aquiline Holdings GP (Offshore) Ltd. is the general partner of Aquiline Holdings (Offshore) L.P.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings GP (Offshore) Ltd. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 7 of 22

1	NAME OF REPORTING PERSONS

Aquiline Capital Partners LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

OO

(1) Aquiline Capital Partners LLC is an investment advisor to Aquiline Financial Services Fund (Offshore) L.P. and to Aquiline Financial Services Fund  L.P.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Capital Partners LLC on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 8 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

OO

(1) Aquiline Holdings LLC is a member of Aquiline Capital Partners LLC.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings LLC on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 9 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings LP(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

PN

(1) Aquiline Holdings LP is a member of Aquiline Holdings LLC.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings LP on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 10 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings GP Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

CO

(1) Aquiline Holdings GP Inc. is the general partner of Aquiline Holdings LP.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings GP Inc. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 11 of 22

1	NAME OF REPORTING PERSONS

Aquiline Financial Services Fund L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

PN

(1) Aquiline Financial Services Fund L.P. is a member of Aquiline BNC Holdings LLC.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Financial Services Fund L.P. on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 12 of 22

1	NAME OF REPORTING PERSONS

Aquiline Capital Partners GP LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

OO

(1) Aquiline Capital Partners GP LLC is the general partner of Aquiline Financial Services Fund L.P..
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Capital Partners GP LLC on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 13 of 22

1	NAME OF REPORTING PERSONS

Aquiline Holdings II LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

OO

(1) Aquiline Holdings II LLC is the sole member of Aquiline Capital Partners GP LLC.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Aquiline Holdings II LLC on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 14 of 22

1	NAME OF REPORTING PERSONS

Jeffrey Greenberg(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

892,799(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

892,799(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,799(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(3)
14	TYPE OF REPORTING PERSON

IN

(1) Mr. Greenberg is a member of Aquiline Holdings II LLC, the controlling stockholder of Aquiline Holdings GP Inc., the controlling stockholder of Aquiline Holdings GP (Offshore) Ltd. and a limited partner of Aquiline Holdings LP.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 9,037,335 shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and the issuance of 802,635 shares of Common Stock to third parties unaffiliated with Mr. Greenberg on June 14, 2010.

CUSIP NO. 05566T101	Schedule 13D	Page 15 of 22

           Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of BNC Bancorp, a North Carolina corporation (“BNC”). The principal executive offices of BNC are located at 1226 Eastchester Road, High Point, North Carolina 27265.

Item 2.	Identity and Background

(a)    This Statement is being filed on behalf of Aquiline BNC Holdings LLC; Aquiline Financial Services Fund L.P., as member of Aquiline BNC Holdings LLC; Aquiline Financial Services Fund (Offshore) L.P., as member of Aquiline BNC Holdings LLC; Aquiline Capital Partners GP (Offshore) Ltd., as general partner of Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Holdings (Offshore) L.P., as member of Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings GP (Offshore) Ltd. as general partner of Aquiline Holdings (Offshore) L.P.; Aquiline Capital Partners LLC, as investment advisor to Aquiline Financial Services Fund (Offshore) L.P. and as investment advisor to Aquiline Financial Services Fund L.P.; Aquiline Holdings LLC as member of Aquiline Capital Partners LLC; Aquiline Capital Partners GP LLC as general partner of Aquiline Financial Services Fund L.P.; Aquiline Holdings LP as member of Aquiline Holdings LLC; Aquiline Holdings GP Inc., as general partner of Aquiline Holdings LP; Aquiline Holdings II LLC as member of Aquiline Capital Partners GP LLC; and Jeffrey Greenberg as member of Aquiline Holdings II LLC, the controlling stockholder of Aquiline Holdings GP Inc., the controlling stockholder of Aquiline Holdings GP (Offshore) Ltd. and a limited partner of Aquiline Holdings LP (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).

The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

(b)    The address of the principal business of the Reporting Persons is c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York, New York 10022.

(c)    The principal business of Aquiline BNC Holdings LLC is that of making investments. The principal business of the other Reporting Persons are to serve in the positions referred to in Item 2(a), above.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Aquiline BNC Holdings LLC, Aquiline Financial Services Fund L.P.; Aquiline Holdings LLC; Aquiline Capital Partners GP LLC; Aquiline Capital Partners LLC; Aquiline Holdings LP; Aquiline Holdings GP Inc.; and Aquiline Holdings II LLC are each organized under the laws of Delaware.

Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings (Offshore) L.P.; and Aquiline Holdings GP (Offshore) Ltd. are each organized under the laws of the Cayman Islands.

Mr. Greenberg is a citizen of the United States of America.

Pursuant to General Instruction C to Schedule 13D, information concerning the executive officers, directors, and each person controlling the corporate Reporting Persons, as applicable, other than as set forth in Item 2(a) above (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on June 14, 2010, Aquiline BNC Holdings LLC and BNC entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement and immediately following the execution thereof, Aquiline BNC Holdings LLC purchased 892,799 shares of common stock, no par value (the “Common Stock”) and 1,804,566 shares of Series B Mandatorily Convertible Non-Voting Preferred Stock (“Series B Preferred Stock”) (together, the “Securities”) for an aggregate purchase price of $26,973,650 in cash.  The funds used by Aquiline BNC Holdings LLC were obtained from working capital.

CUSIP NO. 05566T101	Schedule 13D	Page 16 of 21

Item 4.	Purpose of the Transaction

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Investment

On June 14, 2010, Aquiline BNC Holdings LLC entered into the Investment Agreement with BNC, pursuant to which Aquiline BNC Holdings LLC agreed, subject to the terms and conditions of the Investment Agreement, to invest $26,973,650 in BNC (the “Investment”)  through a direct purchase of consisting of: (i) 892,799 shares of Common Stock, no par value and (ii) 1,804,566 shares of Series B Preferred Stock convertible under the circumstances described below into an aggregate of 1,804,566 shares of Common Stock.  The Investment is generally subject to the requirement that Aquiline BNC Holdings LLC and its affiliates not own more than 10% of any class of voting securities of BNC as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Ownership Limit”).

The following is a description of the material terms of the Investment Agreement and the Securities:

Board Representation.  Also pursuant to the Investment Agreement, on June 15, 2010, BNC appointed R. Mark Graf as director on both the Board of Directors of BNC (the “Board”) and the board of directors of Bank of North Carolina, subject to all legal and governance requirements regarding service and election or appointment, to serve for so long as Aquiline BNC Holdings LLC and its affiliates own at least 5% or more of all the outstanding shares of Common Stock (counting for such purposes all shares issuable upon conversion of the shares of Series B Preferred Stock held by Aquiline BNC Holdings LLC and its affiliates) (a “Qualifying Ownership Interest”).  The Board will appoint Mr. Graf to any two of the Corporation’s Board of Directors’ committees and to any two of the Bank of North Carolina’s board of directors’ committees that he so designates from time to time, subject to all legal and governance requirements regarding service and election or appointment.  BNC is required to recommend to its stockholders the election of  Mr. Graf or his designee to the Board and the board of directors of Bank of North Carolina at BNC’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as Aquiline BNC Holdings LLC holds a Qualifying Ownership Interest.  In addition, Aquiline BNC Holdings LLC has the right to designate a nonvoting observer to attend meetings of the Board or the board of directors of Bank of North Carolina, as they case may be (including any meetings of committees thereof currently designated by the board representative.

Series B Preferred Stock.  The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment filed with the Secretary of State of North Carolina.  The non-voting Series B Preferred Stock is mandatorily convertible into Common Stock but only if sold by Aquiline BNC Holdings LLC to unaffiliated third parties in a widely dispersed offering.  Holders of the Series B Preferred Stock receive such dividends and other distributions as declared and paid by BNC to all holders of Common Stock.  The Series B Preferred Stock, which is not redeemable and will never be convertible in the hands of Aquiline BNC Holdings LLC or its affiliates, is convertible into an aggregate of 1,804,566 shares of Common Stock, subject to customary anti-dilution adjustments.

The foregoing summary of the Investment Agreement and the terms contained in the Articles of Amendment designating the Series B Preferred Stock is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement and the Articles of Amendment of the Series B Preferred Stock attached hereto as Exhibits 99.2 and 99.3 respectively, and incorporated herein by reference.

Additional Disclosure

Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    As of June 14, 2010, Aquiline BNC Holdings LLC beneficially owns 892,799 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock, which includes 7,341,901 shares outstanding as of June 14, 2010 and 802,635 shares of Common Stock issued to third parties unaffiliated with Aquiline BNC Holdings LLC on June 14, 2010.  Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the other Reporting Persons may be deemed to share voting and disposition power with respect to the 892,799 shares of Common Stock reported herein.

CUSIP NO. 05566T101	Schedule 13D	Page 17 of 22

(b)    Aquiline BNC Holdings LLC maintains sole voting and disposition power with respect to the 892,799 shares of Common Stock reported herein.  Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the Reporting Persons other than Aquiline BNC Holdings LLC may be deemed to share voting and disposition power with respect to the 892,799 shares of Common Stock reported herein.

(c)    On June 14, 2010, Aquiline BNC Holdings LLC also acquired 1,804,566 shares of Series B Preferred Stock, which is convertible into 1,804,566 shares of Common Stock of BNC (subject to certain anti-dilution adjustments) for an aggregate purchase price of $18,045,660.  The Reporting Persons do not have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of Aquiline BNC Holdings LLC’s ownership of the Series B Preferred Stock.

(d)    The investors in Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (the “Funds”) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their ownership interests in the Funds.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

In connection with the Investment, the Reporting Persons made certain passivity commitments (the “Passivity Commitments”) to the Board of Governors of the Federal Reserve System to ensure that the Reporting Persons will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of BNC or any of its subsidiaries.  The Passivity Commitments are attached hereto as Exhibit 99.4 and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on June 24, 2010, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of BNC.

Item 7.	Material To Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement, dated as of June 24, 2010, by and among Aquiline BNC Holdings LLC; Aquiline Financial Services Fund L.P.; Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings (Offshore) L.P.; Aquiline Holdings GP (Offshore) Ltd.; Aquiline Capital Partners LLC; Aquiline Holdings LLC; Aquiline Capital Partners GP LLC; Aquiline Holdings LP; Aquiline Holdings GP Inc.; Aquiline Holdings II LLC; and Jeffrey Greenberg

Exhibit 99.2
Investment Agreement, dated as of June 14, 2010, by and between Aquiline BNC Bancorp Holdings LLC and BNC Bancorp (incorporated by reference to Exhibit 10.1 to BNC’s Current Report on Form 8-K, filed on June 18, 2010)

Exhibit 99.3
Articles of Amendment of Mandatorily Convertible Non-Voting Preferred Stock, Series B, of BNC Bancorp (incorporated by reference to Exhibit 3.1 to BNC’s Current Report on Form 8-K, filed on June 18, 2010)

Exhibit 99.4
Passivity Commitments, provided by Aquiline BNC Holdings LLC; Aquiline Financial Services Fund L.P.; Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings (Offshore) L.P.; Aquiline Holdings GP (Offshore) Ltd.; Aquiline Capital Partners LLC; Aquiline Holdings LLC; Aquiline Capital Partners GP LLC; Aquiline Holdings LP; Aquiline Holdings GP Inc.; Aquiline Holdings II LLC; and Jeffrey Greenberg to the Board of Governors of the Federal Reserve System

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2010

Aquiline BNC Holdings LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenbreg

Aquiline Holdings II LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

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Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP Inc.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

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Aquiline Capital Partners LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D	Page 21 of 22

Schedule 1

Listed Persons

Jeffrey Greenberg
Director of Aquiline Holdings GP (Offshore) Ltd.; director of Aquiline Capital Partners GP (Offshore) Ltd., director of Aquiline Holdings GP Inc. and president of Aquiline Holdings GP Inc.
The information regarding Mr. Greenberg set forth in Items 2 through 6, inclusive, of this Schedule 13D is incorporated herein by reference.

Matthew Grayson
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Geoffrey Kalish
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Christopher Watson
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Sandra Wijnberg
Director of Aquiline Capital Partners GP (Offshore) Ltd. and treasurer of Aquiline Holdings GP Inc.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Ezra Berger
Secretary of Aquiline Holdings GP Inc.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation: Chief Financial Officer and Chief Operating Officer of Aquiline Holdings LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

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INDEX OF EXHIBITS

Exhibit 99.1
Joint Filing Agreement, dated as of June 24, 2010, by and among Aquiline BNC Holdings LLC; Aquiline Financial Services Fund L.P.; Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings (Offshore) L.P.; Aquiline Holdings GP (Offshore) Ltd.; Aquiline Capital Partners LLC; Aquiline Holdings LLC; Aquiline Capital Partners GP LLC; Aquiline Holdings LP; Aquiline Holdings GP Inc.; Aquiline Holdings II LLC; and Jeffrey Greenberg

Exhibit 99.2
Investment Agreement, dated as of June 14, 2010, by and between Aquiline BNC Bancorp Holdings LLC and BNC Bancorp (incorporated by reference to Exhibit 10.1 to BNC’s Current Report on Form 8-K, filed on June 18, 2010)

Exhibit 99.3
Articles of Amendment of Mandatorily Convertible Non-Voting Preferred Stock, Series B, of BNC Bancorp (incorporated by reference to Exhibit 3.1 to BNC’s Current Report on Form 8-K, filed on June 18, 2010)

Exhibit 99.4
Passivity Commitments, provided by Aquiline BNC Holdings LLC; Aquiline Financial Services Fund L.P.; Aquiline Financial Services Fund (Offshore) L.P.; Aquiline Capital Partners GP (Offshore) Ltd.; Aquiline Holdings (Offshore) L.P.; Aquiline Holdings GP (Offshore) Ltd.; Aquiline Capital Partners LLC; Aquiline Holdings LLC; Aquiline Capital Partners GP LLC; Aquiline Holdings LP; Aquiline Holdings GP Inc.; Aquiline Holdings II LLC; and Jeffrey Greenberg to the Board of Governors of the Federal Reserve System